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                              April 15, 2024

       Stamatis Tsantanis
       Chief Executive Officer
       United Maritime Corp
       154 Vouliagmenis Avenue
       166 74 Glyfada
       Greece

                                                        Re: United Maritime
Corp
                                                            Post-Effective
Amendment No. 2 to Form F-1 on Form F-3
                                                            Filed April 1, 2024
                                                            File No. 333-266099

       Dear Stamatis Tsantanis:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 2 to Form F-1 on Form F-3

       General

   1. If you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required
pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.
   2. Please revise to incorporate the Form 20-F filed on April 2, 2024. In addition, please file a new auditor's consent.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stamatis Tsantanis
United Maritime Corp
April 15, 2024
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Daniel Morris at 202-551-3314 with any other questions.



FirstName LastNameStamatis Tsantanis                        Sincerely,
Comapany NameUnited Maritime Corp
                                                            Division of
Corporation Finance
April 15, 2024 Page 2                                       Office of Energy &
Transportation
FirstName LastName